SEC Mail Processing Section FEB 13 2018 Washington DC 415

SE

18001062

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-20003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2016 (MM/DD/YY) AND ENDING 11/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterling Grace Municipal Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summerhill Road
(No. and Street)

Spotswood (City) NJ (State) 08884 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J Mundy 732-251-2460
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co., LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Pkwy, Ste 290 (Address) Livingston (City) NJ (State) 07039 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw DM RMS

OATH OR AFFIRMATION

I, Thomas J. Mundy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterling Grace Municipal Securities Corp., as of November 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSHUA B. RAINONE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 6/6/2019

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING GRACE MUNICIPAL SECURITIES CORP.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE
NOVEMBER 30, 2017

STERLING GRACE MUNICPAL SECURITIES CORP.

NOVEMBER 30, 2017

CONTENTS

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

We have audited the accompanying statement of financial condition of Sterling Grace Municipal Securities Corp., a New Jersey corporation, as of November 30, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Sterling Grace Municipal Securities Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Grace Municipal Securities Corp. as of November 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co. LLC

Certified Public Accountants

Livingston, New Jersey
January 29, 2018

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2017

ASSETS

Cash and cash equivalents	$ 14,880,639
Clearing deposit account	500,000
Securities owned - trading	10,959,621
Accrued interest receivable	56,207
Security deposits	1,995
Equipment, net of accumulated depreciation of $14,863	19,436
Total Assets	$ 26,417,898

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to clearing broker	$ 17,081,525
Loans payable - related parties	4,500,000
Taxes payable	86,837
Accrued expenses	303,708
Total Liabilities	21,972,070
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	4,445,828
Total Liabilities and Stockholders' Equity	$ 26,417,898

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF OPERATIONS
YEAR ENDED NOVEMBER 30, 2017

REVENUE:	
Trading profit	$ 1,968,158
Commissions	6,355
Interest	1,268,015
Unrealized loss	(1,759,467)
Total Revenue	1,483,061
OPERATING EXPENSES:	
Compensation	1,005,698
Payroll taxes	55,314
Employee benefits	188,232
Travel and entertainment	1,149
Telephone	11,684
Rent	57,647
Subscriptions	140,507
Office expense	29,983
Clearance charges	31,347
Regulatory fees and assessments	25,780
Interest expense - clearing broker	936,065
Professional fees	35,850
Postage	752
Stationary and supplies	1,123
Depreciation	3,430
Other	3,833
Interest expense - other	126,814
Total Operating Expenses	2,655,208
LOSS FROM OPERATIONS BEFORE TAXES	(1,172,147)
TAXES	(23,100)
LOSS FROM OPERATIONS	$ (1,195,247)

The accompanying notes are an integral part of these financial statements.

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED NOVEMBER 30, 2017

	Common Stock*	Retained Earnings	Stockholders' Equity
Balance, December 1, 2016	$ 48,000	$ 5,593,075	$ 5,641,075
Net loss	-	(1,195,247)	(1,195,247)
Balance, November 30, 2017	$ 48,000	$ 4,397,828	$ 4,445,828

* 1,000 shares authorized, 100 shares issued, 96 outstanding.

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30, 2017

CASH FLOWS PROVIDED BY (USED FOR):	
OPERATING ACTIVITIES:	
Net loss	$ (1,195,247)
Depreciation	3,430
Changes in certain assets and liabilities:	
Interest receivable	179,940
Payable to clearing broker	(1,483,653)
Taxes payable	23,100
Accrued expenses	107,348
Securities owned - trading	3,243,120
Net Cash Used in Operating Activities	878,038
FINANCING ACTIVITIES:	
Loan proceeds - related parties	6,000,000
Repayment of loans payable - related parties	(4,000,000)
Net Cash Provided by Financing Activities	2,000,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,878,038
CASH AND CASH EQUIVALENTS:	
Beginning of year	12,002,601
End of year	$ 14,880,639

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid for:	
Interest	$ 1,062,879
Income taxes	$ 63,737

NOTE 1 - ORGANIZATION:

Organization:
Sterling Grace Municipal Securities Corp. (the "Company" or "Sterling") is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:
The Company considers all short-term investments, if any, with an original maturity of three months or less to be cash equivalents.

Equipment:
Equipment is stated at cost. Equipment is depreciated under the straight-line method over the estimated useful lives of the assets.

Revenue Recognition:
Investment and interest income are recorded when earned. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed) and the net realized gain or loss on sales of securities is determined by the use of an average cost calculation.

Security Valuation:
Fair value measurements establish a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Security Valuation: (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Municipal bonds: Valued using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility (Level 2 inputs). At November 30, 2017, the Company's securities owned are Level 2.

	Level 1	Level 2	Level 3	Total
Securities Owned:				
State and municipal bonds	$ -	$10,959,621	$ -	$10,959,621

Income Taxes:

The Company utilizes the accounting standards, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are recognized between the basis of assets and liabilities for financial statement and income tax purposes. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

***Income Taxes:* (continued)**
The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. At November 30, 2017, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2017 financial statements.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after November 30, 2017, through January 29, 2018, the date which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 3 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Hilltop Securities Inc. (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act.

The Agreement provides for its termination upon ninety (90) days notice from either party or default under its terms.

At November 30, 2017, the amount due to the Clearing Broker was $17,081,525. All amounts due to the Clearing Broker are collateralized by the municipal bonds held by the Company and cash and equivalents held by the Clearing Broker . The Clearing Broker charges interest monthly at varying rates. Interest expense amounted to $936,065 for the year ended November 30, 2017.

Under the terms of the clearance agreement with Hilltop, the Company is required to maintain a Clearing deposit account of a minimum of $500,000.

NOTE 4 - LOANS PAYABLE-RELATED PARTIES:

On December 5, 2006, Spotswood Partners, a commonly owned entity, loaned the Company $500,000. The loan bears interest at 4.75%. The loan is unsecured and payable on demand. Interest is required to be paid semi-annually. Interest charged to interest expense-other, amounted to $23,750 for the year ending November 30, 2017.

On December 23, 2015, Brockton LLC, an entity owned by the president of the Company, loaned the Company $500,000. The loan bore interest at the current margin loan rate charged by Hilltop Securities. The loan was repaid in full on February 2, 2017. Interest charged to interest expense-other, amounted to $4,415 for the year ending November 30, 2017.

On April 14, 2016, Brockton LLC, an entity owned by the president of the Company, loaned the Company $500,000. The loan bore interest at the current margin loan rate charged by Hilltop Securities. The loan was repaid in full on March 7, 2017. Interest charged to interest expense-other, amounted to $6,715 for the year ending November 30, 2017.

On October 27, 2016, Brockton LLC, an entity owned by the president of the Company, loaned the Company $1,000,000. The loan bore interest at the current margin loan rate charged by Hilltop Securities. The loan was repaid in full on May 23, 2017. Interest charged to interest expense-other, amounted to $24,169 for the year ending November 30, 2017.

On December 23, 2016, Brockton LLC, an entity owned by the president of the Company, loaned the Company $1,000,000. The loan bore interest at the current margin loan rate charged by Hilltop Securities. The loan was repaid in full on June 13, 2017. Interest charged to interest expense-other, amounted to $23,986 for the year ending November 30, 2017.

On March 31, 2017, Brockton LLC, an entity owned by the president of the Company, loaned the Company $1,000,000. The loan bore interest at the current margin loan rate charged by Hilltop Securities. The loan was repaid in full on June 30, 2017. Interest charged to interest expense-other, amounted to $12,690 for the year ending November 30, 2017.

On October 2, 2017, Brockton LLC, an entity owned by the president of the Company, loaned the Company $1,000,000. The loan bears interest at the current margin loan rate charged by Hilltop Securities. The loan is unsecured and payable on demand. Accrued interest is also payable on demand. Interest charged to interest expense-other, amounted to $9,036 for the year ending November 30, 2017. The current rate at November 30, 2017 was 5.59%.

NOTE 4 - LOANS PAYABLE-RELATED PARTIES: (Continued)

On October 13, 2017, Brockton LLC, an entity owned by the president of the Company, loaned the Company $3,000,000. The loan bears interest at the current margin loan rate charged by Hilltop Securities. The loan is unsecured and payable on demand. Accrued interest is also payable on demand. Interest charged to interest expense-other, amounted to $22,054 for the year ending November 30, 2017. The current rate at November 30, 2017 was 5.59%.

NOTE 5 - PENSION PLANS:

The Company sponsors a 401K and a Cash Balance Plan covering all full-time employees age 21 or older. Employer matching contributions to the plan are determined each year by the officers of the Company. The Company made no contribution to these plans during the year ended November 30, 2017.

NOTE 6 - COMMITMENTS:

The Company has a 24 month non-cancelable operating office lease expiring February 2018, at a monthly rental of $4,819. The lease contains a tenant option to extend the terms of the lease for an additional two years, which the Company intends to exercise. The rent will be increased on a yearly basis based on the Consumer Price Index. The future minimum rent payments required under such non-cancelable operating lease as of November 30, 2017 is as follows:

Year	
2018	$57,828
2019	$57,828
2020	$9,638
	$125,294

NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

NOTE 7 - NET CAPITAL REQUIREMENTS: (Continued)

At November 30, 2017, the Company has net capital of $2,768,010, which was $2,441,974 in excess of its minimum dollar net capital requirement of $326,036. The Company's ratio of aggregate indebtedness to net capital was 176.68%.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(ii) of rule 15c3-3. This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements."

NOTE 8 - CONCENTRATION:

At November 30, 2017, the Company's state and municipal bonds owned consist of 91.5% of Puerto Rico bonds.

NOTE 9 - INCOME TAXES:

The Company takes into consideration the effect of current and deferred taxes when determining its provision for income taxes. After taking into consideration the effect of certain non-taxable income and the availability of loss carry overs to offset the current year's taxable income, the Company has recorded a current date tax provision. At November 30, 2017, the tax provision consists of the following:

	November 30, 2017
State tax provision, current	23,100
	$23,100

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

The Company trades almost exclusively in municipal bonds and is therefore exposed to risks associated with this market.

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

We have audited the financial statements of Sterling Grace Municipal Securities Corp. as of and for the year ended November 30, 2017, and have issued our report thereon dated January 29, 2018, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, contained on page 13, has been subjected to audit procedures performed in conjunction with the audit of Sterling Grace Municipal Securities Corp.'s financial statements. The supplementary information is the responsibility of Sterling Grace Municipal Securities Corp.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
January 29, 2018

STERLING GRACE MUNICIPAL SECURITIES CORP.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 30, 2017

NET CAPITAL:		
Total stockholder's equity qualified for net capital		$ 4,445,828
Deductions and Charges		
Nonallowable assets:		
Security deposits		$ 1,995
Petty cash		500
Accounts receivable		-
HRA account		2,692
Flex funding account		2,508
Fixed assets, net		19,437
		27,132
Net Capital before haircuts on security positions		4,418,696
Haircuts on securities:		
Federal obligations		-
State and municipal obligations		1,458,708
Undue concentration		191,978
Total haircuts on securities positions		1,650,685
NET CAPITAL		$ 2,768,010
AGGREGATE INDEBTEDNESS:		
Items included in statements of financial condition:		
Accrued expenses		$ 303,708
Taxes payable		86,837
Loans payable - related parties		4,500,000
TOTAL AGGREGATE INDEBTEDNESS		$ 4,890,545
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Net Capital Requirement		$ 326,036
Excess net capital		$ 2,441,974
Net capital less greater of 10% of aggregate indebtedness or 120% of net capital requirement		$ 2,278,956
Percentage of aggregate indebtedness to net capital		176.68%
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Included in Part IIA of Form X-17A-5 as of November 30, 2017		
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA		$ 2,768,010
Net audit adjustments		-
NET CAPITAL PER ABOVE		$ 2,768,010

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sterling Grace Municipal Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sterling Grace Municipal Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("exemption provisions") and (2) Sterling Grace Municipal Securities Corp. stated that Sterling Grace Municipal Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Sterling Grace Municipal Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sterling Grace Municipal Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co. LLC
Certified Public Accountants

Livingston, New Jersey
January 29, 2018

Sterling Grace Municipal Securities Corp.

Exemption Report
November 30, 2017

Sterling Grace Municipal Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k):(2)(ii) throughout the most recent fiscal year ending November 30, 2017, without exception.

STERLING GRACE MUNICIPAL SECURITIES CORP.

I, Thomas J. Mundy, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Thomas J. Mundy
Vice President

STERLING GRACE MUNICIPAL SECURITIES CORP.

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

NOVEMBER 30, 2017

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended November 30, 2017, which were agreed to by Sterling Grace Municipal Securities Corp. and SIPC, solely to assist you and the other specified parties in evaluating Sterling Grace Municipal Securities Corp.'s compliance with the applicable instructions of Form SIPC-7. Sterling Grace Municipal Securities Corp.'s management is responsible for Sterling Grace Municipal Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended November 30, 2017 with the total revenue amount reported in Form SIPC-7 for the year ended November 30, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 29, 2018

SIPC-7B
(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B
(34-REV 6/17)

For the fiscal year ended Nov. 30, 2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-20003 FINRA NOV 01/02/1976
STERLING GRACE MUNICIPAL
100 SUMMERHILL RD
SPOTSWOOD, NJ 08884

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

THOMAS MONDY 732-251-2460

2. A. General Assessment (item 2f from page 2) $ 623

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (**exclude interest**) (8,385)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) (7,762)

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (7,762)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(7,762)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STERLING GRACE MUNICIPAL SECURITIES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15 day of DECEMBER, 20 17.

VICE PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

Item No.	TOTAL REVENUE	beginning 12-1-16 and ending 12-31-16	beginning 1-1-17 and ending 11-30-17
		Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,483,059 (the sum of both periods)	$ 66,515	$ 1,416,544
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions		0	0
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		1,858	29,489
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)			

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 91,307	$ 971,571
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	$

Enter the greater of line (i) or (ii)	91,307	971,571
Total deductions	93,165	1,001,060
2d. SIPC Net Operating Revenues	$ (26,650)	$ 415,484
2e. General Assessment at applicable rate for assessment period.	$ 0 @.0025	$ 623 @.0015
2f. Total General Assessment add both columns.	$ 623 (to page 1, line 2.A.)	

Sterling, Grace Municipal Securities Corp.

January 29, 2018

Securities and Exchange Commission
Regulatory Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
FEB 13 2018
Washington DC
415

Re: Annual Audited Report
Sterling Grace Municipal Securities Corp.
BD# 7155

To whom it may concern,

Enclosed please find two copies of the annual audited report for Sterling Grace Municipal Securities Corp. for the year ended November 30, 2017.

If there are any questions, please feel free to call me at 732-251-2460.

Sincerely,

Thomas J. Mundy
Vice President

100 SUMMERHILL ROAD, SPOTSWOOD, N.J. 08884 PHONE (732)251-2200 FAX (732)251-8193